Exhibit 99.Q

December 03, 2003

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission

Dear Sirs/Mesdames:

Re:       Metallica Resources Inc.

In regard to the filing of the (final) prospectus of Metallica Resources Inc. dated December 3, 2003 (the “Final Prospectus”) and the technical report entitled “Cerro San Pedro Project Feasibility Study, Minera San Xavier S.A. de C.V.” dated November 2000 (the “Feasibility Report”), the undersigned hereby consents to:

1.	The filing of the Feasibility Report.

2.	The written disclosure of the Feasibility Report and such extracts from this report that have been included in the Final Prospectus.

I confirm that I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentations in the information derived from the Feasibility Report, or that the written disclosure contains any misrepresentation of the information contained in the Feasibility Report.